UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

PROFRAC HOLDING CORP.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	87-2424964
(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

333 Shops Boulevard, Suite 301
Willow Park, Texas	76087
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be Registered	Name of Each Exchange on Which Each Class is to be Registered
Warrants, each 124.777 warrants exercisable for one share of Class A common stock at an exercise price of $717.47 per share	The Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), please check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), please check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Registration No. 333-267168

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

The securities to be registered hereby are the warrants (the “Warrant”) to purchase shares of ProFrac Holding Corp., a Delaware corporation (the “Company”), Class A common stock, $0.01 per share par value (the “Common Stock”). The Company assumed the Warrants upon its acquisition of U.S. Well Services, Inc. (“USWS”), which was consummated on November 1, 2022 (the “Acquisition”) pursuant to the previously disclosed Agreement and Plan of Merger dated June 21, 2022 (the “Merger Agreement”).

Pursuant to that certain warrant agreement, dated as of March 9, 2017 by and between USWS and Continental Stock Transfer & Trust Company as warrant agent (as amended by that certain Amended and Restated Warrant Agreement, dated as of November 1, 2022, by and between the Company and Continental Stock Transfer & Trust Company as warrant agent, as further amended by Amendment No. 1 dated as of November 1, 2022 by and between the Company, Continental Stock Transfer & Trust Company, and American Stock Transfer & Trust Company, LLC as warrant agent, the “Warrant Agreement”), a warrant holder may exercise its Warrants only for a whole number of shares of Company Common Stock. The Warrants will expire November 9, 2023, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

The Company may call the Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

•

if, and only if, the reported last sale price of the Company Common Stock equals or exceeds $249.55 per share (the “Redemption Trigger Price”) (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders. The Redemption Trigger Price was calculated by dividing the pre-Acquisition $84.00 per share Redemption Trigger Price by the Exchange Ratio.

The last of the redemption criteria discussed above was established to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each Warrant holder will be entitled to exercise its Warrant prior to the scheduled redemption date. However, the price of the Company Common Stock may fall below the $249.55 Redemption Trigger Price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $717.47 Warrant exercise price (for whole Warrants) after the redemption notice is issued.

If the Company calls the Warrants for redemption as described above, the Company’s management will have the option to require any holder that wishes to exercise its Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Warrants on a “cashless basis,” the Company’s management will consider, among other factors, the Company’s cash position, the number of Warrants that are outstanding and the dilutive effect on the Company’s stockholders of issuing the maximum number of shares of Company Common Stock issuable upon the exercise of the Warrants. If management takes advantage of this option, all holders of Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Company Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Company Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Company Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Company Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. The Company believes this feature is an attractive option to it if it does not need the cash from the exercise of the Warrants. If the Company calls the Warrants for redemption and its management does not take advantage of this option, Matlin & Partners Acquisition Sponsor LLC, a Delaware limited liability company, and its permitted transferees would still be entitled to exercise those certain Warrants they purchased in a private placement prior to the Acquisition (the “Private Placement Warrants”) for cash or on a cashless basis using the same formula described above that other Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.

A holder of a Warrant may notify the Company in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Company Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Company Common Stock is increased by a stock dividend payable in shares of Company Common Stock, or by a split-up of shares of Company Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Company Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Company Common Stock. A rights offering to holders of shares of Company Common Stock entitling holders to purchase shares of Company Common Stock at a price less than the fair market value (as defined below) will be deemed a stock dividend of a number of shares of Company Common Stock equal to the product of (i) the number of shares of Company Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Company Common Stock) and (ii) one (1) minus the quotient of (x) the price per share of Company Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Company Common Stock, in determining the price payable for Company Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “fair market value” means the volume weighted average price of Company Common Stock as reported during the ten (10) trading-day period ending on the trading day prior to the first date on which the shares of Company Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if the Company, at any time while the Warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of shares of Company Common Stock on account of such shares of Company Common Stock (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described above or (b) certain ordinary cash dividends, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Company Common Stock in respect of such event.

If the number of outstanding shares of Company Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Company Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Company Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Company Common Stock.

Whenever the number of shares of Company Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Company Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Company Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Company Common Stock (other than those described above or that solely affects the par value of such shares of Company Common Stock), or in the case of any merger or consolidation of the Company with or into another corporation (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of its outstanding shares of Company Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the shares of Company Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of shares of Company Common Stock in such a transaction is payable in the form of Company Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant Agreement based on the per share consideration minus Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the Warrant.

The Warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement contains a complete description of the terms and conditions applicable to the Warrants. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Warrants other than Private Placement Warrants (“Public Warrants”) to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to the Company, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of Company Common Stock and any voting rights until they exercise their warrants and receive shares of Company Common Stock. After the issuance of shares of Company’s Common Stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

Warrants may be exercised only for a whole number of shares of Common Stock. No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, the Company will, upon exercise, round down to the nearest whole number of shares of Company Common Stock to be issued to the Warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against it arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and the Company irrevocably submits to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim.

Item 2.	Index to Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of June 21, 2022, by and among U.S. Well Services, Inc., ProFrac Holding Corp. and Thunderclap Merger Sub I, Inc. (incorporated by reference to Exhibit 2.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on June 24, 2022).

3.1	Amended and Restated Certificate of Incorporation of ProFrac Holding Corp., as filed with the Secretary of State of the State of Delaware on May 17, 2022 (incorporated by reference to Exhibit 3.1 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

3.2	Amended and Restated Bylaws of ProFrac Holding Corp., effective as of May 17, 2022 (incorporated by reference to Exhibit 3.2 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on May 18, 2022).

5.1	Opinion of Brown Rudnick LLP (incorporated by reference to Exhibit 5.1 to ProFrac Holding Corp.’s Registration Statement on Form S-4 filed with the SEC on August 30, 2022).

10.1	Amended and Restated SPAC Warrant Agreement, dated November 1, 2022, between ProFrac Holding Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.4 to ProFrac Holding Corp.’s Current Report on Form 8-K filed with the SEC on November 1, 2022).

10.2

Amendment No.  1 to Amended and Restated SPAC Warrant Agreement, dated November  1, 2022, between ProFrac Holding Corp., Continental Stock Transfer & Trust Company and American Stock Transfer & Trust Company, LLC (incorporated by reference to Exhibit 10.8 to ProFrac Holding Corp.’s Current Report on Form  8-K filed with the SEC on November 1, 2022).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PROFRAC HOLDING CORP.

Date: November 1, 2022	By:	/s/ Lance Turner
Lance Turner
Chief Financial Officer